August 2, 2010

VIA EDGAR and

VIA FACSIMILE                                (202) 772-9203

Ms. Julia E. Griffith, Special Counsel

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	Mannatech, Incorporated

Schedule TO-I

Filed July 16, 2010

File No. 5-57067

Dear Ms. Griffith:

On behalf of Mannatech, Incorporated, a Texas corporation (the “Company”), we enclose for your preview drafts of the following documents, which we expect to file on or around August 5, 2010:

(1)
Comment Response Letter, setting forth the Company’s responses to the Staff’s comment letter dated July 27, 2010 relating to the Schedule TO, File No. 5-57067, filed on July 16, 2010 (the “Schedule TO”);

(2)	Amendment No. 1 to the Schedule TO; and

(3)	Supplement No. 1 to the Offer to Exchange, filed on July 16, 2010 as Exhibit (a)(1)(A) to the Schedule TO.

August 2, 2010
United States Securities and Exchange Commission

If you have any questions with respect to the enclosed documents, please contact the undersigned at (214) 969-2783.

Sincerely,

AKIN GUMP STRAUSS HAUER & FELD LLP

By:           J. Kenneth Menges, Jr., P.C., Partner

By:           /s/ J. Kenneth Menges, Jr.

J. Kenneth Menges, Jr., President

cc:	Ms. Michelle Anderson, Securities and Exchange Commission

Mr. Stephen D. Fenstermacher, Mannatech, Incorporated

Enclosures

J. Kenneth Menges, Jr., P.C. (214) 969-2783 / Fax: (214) 969-4343 kmenges@akingump.com

August [___], 2010

VIA EDGAR and

VIA FACSIMILE                                (202) 772-9203

Ms. Julia E. Griffith, Special Counsel

United States Securities and Exchange Commission

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C.  20549-3561

Re:	Mannatech, Incorporated

Schedule TO-I

Filed July 16, 2010

File No. 5-57067

Dear Ms. Griffith:

On behalf of Mannatech, Incorporated, a Texas corporation (the “Company”), we enclose for filing Amendment No. 1 (the “Amendment”) to the Schedule TO-I, File No. 5-57067, filed on July 16, 2010 (the “Schedule TO”).

The Schedule TO has been amended to reflect responses to the comments received from the Securities and Exchange Commission Staff (the “Staff”) set forth in the Staff’s comment letter dated July 27, 2010 (the “Comment Letter”) relating to the Schedule TO.  For your convenience, each response is preceded by the Staff’s comment to which the response relates.  Terms not otherwise defined herein have the meaning ascribed to such terms in the Schedule TO.  Page references in the following responses to the Staff’s comments refer to pages of the Amendment.

The Company understands that this response will be considered confirmation of the Company’s awareness of the Company’s obligations under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, and that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

August [___], 2010
United States Securities and Exchange Commission

Offer to Exchange

1.	Comment.
You appear to be relying on the Division’s March 21, 2001 exemptive letter in limiting your transaction to certain specified option holders.  As you know, the Division granted an exemption from Rules 13e-4(f)(8)(i) and (ii), limited to offers for options issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933.  Please confirm that those options you are offering to exchange that are held by consultants were issued pursuant to a defined employee benefit plan.

Response.             The Company confirms that the options being offered for exchange that are held by consultants were issued pursuant to a defined employee benefit plan.

2.	Comment.
We note the detailed disclosure about the exchange offer in your definitive proxy materials filed on April 21, 2010.  As it appears that this disclosure constituted a pre-commencement communication relating to the tender offer, you should have filed the relevant excerpt under cover of Schedule TO-C in accordance with Rule 13e-4(c).  Please consider your obligations to file any preliminary communications in the future.

Response.             The Company notes the Staff’s comment and will consider its obligations to file any preliminary communications in the future.

Summary Term Sheet, page 1

3.	Comment.
Refer to your disclosure on page 4 regarding the distribution of the option award.  Rule 13e-4(f)(5) requires that you pay the consideration for the tendered options promptly following the expiration of the offer, not the Replacement Grant Date, which appears to be a date after the expiration of the offer.  Please revise.

Response.             Revisions have been made to page 4 to clarify that the consideration for the tendered options will be paid promptly following the Expiration Date.  Please see item 2 in Supplement No. 1 to the Offer to Exchange Certain Outstanding Options, dated August [5], 2010, filed as Exhibit (a)(1)(L) to the Amendment (“Supplement No. 1”).

Risk Factors, page 8

4.	Comment.
You state on page 9 that if the share reserve under the applicable plan is not sufficient to cover the issuance of all of the new options, some option holders will not be able to exchange their options.  You further state that you will need to issue Replacement Options to purchase 1,119,947 shares if the offer is fully subscribed, and on page 26 you state that there are a total of 1,000,000 shares in the 2008 Plan.  Please revise to explain how you will proceed in the event that a number of options are tendered such that you will not have a sufficient number of shares available to grant Replacement Options.  How will you determine which option holders will be unable to exchange all of the Eligible Options?  If you intend to pro-rate the distribution of Replacement Options, the pro-ration provisions must be fully disclosed in your Offer to Exchange, and you will need to restate the actual number of Eligible Options that you are willing to exchange in the offer.  See Rule 13e-4(f)(3) and Items 1004(a)(viii) and (ix) of Regulation M-A.

August [___], 2010
United States Securities and Exchange Commission

Response.             We have deleted the risk factor on page 9 regarding the share reserve being insufficient to issue Replacement Options because the risk is no longer applicable as the share reserve is adequate to cover Replacement Options.  Please see item 3 in  Supplement No. 1.  The Eligible Options were issued under four different stock plans: (i) the 1997 Stock Option Plan (the “1997 Plan”); (ii) the 1998 Incentive Stock Option Plan (the “1998 Plan”); (iii) the 2000 Incentive Stock Option Plan (the “2000 Plan”); and (iv) the 2008 Stock Incentive Plan (the “2008 Plan”).  The option exchange is being conducted through the 2008 Plan and all Replacement Options will be issued pursuant to the 2008 Plan.

Any Eligible Options issued pursuant to the 2000 Plan and the 2008 Plan and tendered for exchange in the Exchange Offer will increase the share reserve pursuant to the terms of the 2008 Plan.  Accordingly, Replacement Options to be issued in exchange for these Eligible Options will not use any portion of the current share reserve.

On the other hand, Eligible Options issued pursuant to either the 1997 Plan or 1998 Plan and tendered for exchange in the Exchange Offer will not increase the share reserve of the 2008 Plan because the 1997 Plan and 1998 Plan were not rolled into the 2008 Plan.  Instead, any Replacement Options granted in exchange for Eligible Options issued pursuant to the 1997 Plan and 1998 Plan will be granted out of (and therefore decrease) the current share reserve of the 2008 Plan.  Currently, there are 132,433 shares available for stock option grants pursuant to the 2008 Plan.  If all Eligible Options issued pursuant to the 1997 Plan and 1998 Plan are tendered for exchange in the Exchange Offer, the Company will be required to issue 93,598 Replacement Options.  Accordingly, the share reserve is adequate.

The Exchange Offer, page 18

5.	Comment.
Refer to your definition of “business day” on page 20.  Rule 13e-4(a)(3) defines a “business day” as any day other than Saturday, Sunday or a federal holiday, consisting of “the time period from 12:01 a.m. through 12:00 midnight Eastern Time” (emphasis added).  Please revise the reference to Central Time to track Rule 13e-4(a)(3).  Similarly revise other references to Central Time that do not comport with the tender offer rules, such as your disclosure on page 3 that you will announce any extensions by 9:00 a.m. Central Time on the business day after the expiration date.  Rule 14e-1(d) requires you to announce extensions by 9:00 a.m. Easter Time, or 8:00 a.m. Central Time.

Response.             In response to the Staff’s comment, revisions have been made to pages 3, 20, and 33.  Please see items 1, 4 and 6 in Supplement No. 1.

August [___], 2010
United States Securities and Exchange Commission

Financial Information, page 29

6.	Comment.	Revise this section to include the ratio of earnings to fixed charges, as required by Item 1010(c)(4) of Regulation M-A, or explain why this disclosure does not apply to the company.

Response.             The Company does not have any registered debt securities or preference equity securities outstanding and therefore no ratio of earnings to fixed charges is calculable.

Miscellaneous, page 35

7.
Comment.  We note your disclosure here and in the letter of transmittal that the Offer “will not be made to, nor will tenders be accepted from or on behalf of” holders residing in a jurisdiction were you cannot comply with that jurisdiction’s applicable law.  Please confirm in your response letter that you are referring only to excluding target security holders in a U.S. state pursuant to Rule 13e-4(f)(9)(ii).  Otherwise, note that the all-holders provision in Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders.  Refer to the interpretive guidance in section II.G.1. of SEC Release 33-58957.  While the March 21, 2001 exemptive letter provides some relief from the requirement to make a tender offer available to all target security holders, you must establish that your eligibility criteria excluding certain holders of target securities are compensation-related.  Accordingly, please explain in your response letter how the exclusion of employees in certain foreign jurisdictions is related to a compensatory purpose, or revise to include them in the offer.

Response.            The Company confirms that it is only referring to excluding target security holders in a U.S. state pursuant to Rule 13e-4(f)(9)(ii).  The Company further confirms that it does not have any non-U.S. option holders.

August [___], 2010
United States Securities and Exchange Commission

If you have any questions with respect to the foregoing, please contact the undersigned at (214) 969-2783.

Sincerely,

AKIN GUMP STRAUSS HAUER & FELD LLP

By:           J. Kenneth Menges, Jr., P.C., Partner

By:           ***DRAFT***

J. Kenneth Menges, Jr., President

JKM/klf

cc:	Ms. Michelle Anderson, Securities and Exchange Commission

Mr. Stephen D. Fenstermacher, Mannatech, Incorporated

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________

AMENDMENT NO. 1

TO

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

MANNATECH, INCORPORATED
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Certain Options to Purchase MTEX Common Stock, par value $0.0001 per Share
(Title of Class of Securities)

563771104
(CUSIP Number of Common Stock Underlying Class of Securities)
______________________

Stephen D. Fenstermacher, Co-Chief Executive Officer and Chief Financial Officer
Mannatech, Incorporated
600 S. Royal Lane, Suite 200
Coppell, Texas 75019
(214) 471-7400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to
J. Kenneth Menges, Jr., P.C.
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, TX 75201
(214) 969-2800
______________________

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee
$1,569,381	$111.90

*Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 1,621,997 shares of common stock of Mannatech, Incorporated, having an aggregate value of $1,569,381 as of June 18, 2010 will be exchanged or cancelled pursuant to this offer.  The aggregate value of such options was calculated based on the Black-Scholes option pricing model.  The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☒Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:        $111.90.                                                                Filing Party: :     Mannatech, Incorporated
Form or Registration No.:       Schedule TO                                                        Date Filed: :       July 16, 2010

☐Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐third-party tender offer subject to Rule 14d-1.
☒issuer tender offer subject to Rule 13e-4.
☐going-private transaction subject to Rule 13e-3.
☐amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Introductory Statement

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission on July 16, 2010, relating to an offer by Mannatech, Incorporated (the “Company”) to its employees, directors and consultants to exchange certain outstanding options to purchase shares of the Company’s common stock as described in the Offer to Exchange Certain Outstanding Stock Options for Replacement Options, dated July 16, 2010 (the “Offer to Exchange”).

Only those items amended are reported in this Amendment No. 1.  Except as specifically provided in this Amendment No. 1, the information in the Schedule TO remains unchanged.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet—Questions and Answers” in the Offer to Exchange Certain Outstanding Stock Options for Replacement Options, dated July 16, 2010, attached as Exhibit (a)(1)(A) (the “Offer to Exchange”) to the Schedule TO is hereby amended as provided in the Supplement No. 1 to the Offer to Exchange, dated July 29, 2010, attached as Exhibit (a)(1)(L) (the “Supplement No. 1”).

Item 2. Subject Company Information.

(b)   Securities

The information set forth in the Offer to Exchange under “Risk Factors” is hereby amended as provided in the Supplement No. 1 to the Offer to Exchange.

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers” as amended by this Amendment No. 1 is incorporated herein by reference.

The information set forth in the Offer to Exchange under “This Exchange Offer” titled Section 1 “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer” is hereby amended as provided in the Supplement No. 1 to the Offer to Exchange.

Item 3.  Identity and Background of the Filing Person.

(a)   Name and Address.

The information set forth in the Offer to Exchange under “This Exchange Offer” titled Section 9 “Information Concerning Us; Financial Information” is hereby amended as provided in the Supplement No. 1 to the Offer to Exchange.

Item 4. Terms of the Transaction.

(a)   Material Terms.

The information set forth in the Offer to Exchange under “This Exchange Offer” titled Section 1 “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer” is hereby amended as provided in the Supplement No. 1 to the Offer to Exchange.

The information set forth in the Offer to Exchange under “This Exchange Offer” titled “Section 14 “Extension of Exchange Offer; Termination; Amendment” is hereby amended as provided in Supplement No. 1 to the Offer to Exchange.

Item 6. Terms of the Transaction.

(c)   Plans.

The information set forth in the Offer to Exchange under “Summary Term Sheet—Questions and Answers” as amended by this Amendment No. 1 is incorporated herein by reference.

Item 10. Financial Statements.

Item 10(a) of the Schedule TO is hereby amended and restated as follows:

(a)      Financial Information.

The financial information set forth in the Offer to Exchange in the sections under “This Exchange Offer” titled Section 9 “Information Concerning Us; Financial Information”, as amended by Supplement No. 1 to the Offer to Exchange, and referenced in Section 16 “Additional Information” and included in Part II, Item 8 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2010 (the “Annual Report”) and Part I, Item 1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 is incorporated herein by reference.  The Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q can also be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

Item 11. Additional Information.

(a)    Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Exchange under “Risk Factors,” as amended by this Amendment No. 1 is incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended to add the following exhibits:

(a)(1)(J)	Mannatech, Incorporated Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 (incorporated herein by reference to the Quarterly Report on Form 10-Q filed on August [5], 2010).
(a)(1)(L)	Supplement No. 1 to Offer to Exchange Certain Outstanding Stock Options for Replacement Options, dated July 29, 2010.
(a)(1)(M)
Form of Daily Reminder Communication Indicating Number of Days Left to Make and Election in the Exchange Offer to Eligible Optionholders, to be delivered on or about the 5th, 6th, 9th, 10th, 11th and 12th of August, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

MANNATECH, INCORPORATED
Dated: August [5], 2010	By:	*******DRAFT********
Stephen D. Fenstermacher Co-Chief Executive Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)*	Offer to Exchange Certain Outstanding Options for Replacement Options, dated July 14, 2010 and as amended and restated on August 5, 2010.
(a)(1)(B)*	Press Release Announcing Commencement of Employee Stock Option Exchange, dated July 14, 2010.
(a)(1)(C)*	Cover Letter to Offer to Exchange, dated July 14, 2010.
(a)(1)(D)*	Form of Election Form.
(a)(1)(E)*	Form of Communication to Eligible Optionholders Participating in the Exchange Offer Confirming Receipt of Election Form.
(a)(1)(F)*	Form of Notice of Withdrawal.
(a)(1)(G)*	Form of Reminder Communication Indicating Two Weeks Left to Make an Election in the Exchange Offer to Eligible Optionholders, to be delivered on or about July 28, 2010.
(a)(1)(H)*	Form of Final Election and Acceptance Confirmation Form.
(a)(1)(I)*	Mannatech, Incorporated Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (incorporated herein by reference to the Annual Report on Form 10-K filed on March 11, 2010).
(a)(1)(J)	Mannatech, Incorporated Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 (incorporated herein by reference to the Quarterly Report on Form 10-Q filed on August [5], 2010).
(a)(1)(K)*
Definitive Proxy Statement on Schedule 14A for Mannatech, Incorporated 2010 Annual Meeting of Stockholders held on June 9, 2010 (incorporated herein by reference to the Definitive Proxy Statement on Schedule 14A filed by Mannatech, Incorporated on April 21, 2010).

(a)(1)(L)	Supplement No. 1 to Offer to Exchange Certain Outstanding Stock Options for Replacement Options, dated August [5], 2010.
(a)(1)(M)
Form of Daily Reminder Communication Indicating Number of Days Left to Make and Election in the Exchange Offer to Eligible Optionholders, to be delivered on or about the 5th, 6th, 9th, 10th, 11th and 12th of August, 2010.

(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(b)	Not applicable.
(d)(1)*	Mannatech, Incorporated 2008 Stock Incentive Plan (incorporated herein by reference to Appendix B to the Definitive Proxy Statement on Schedule 14A filed by Mannatech, Incorporated on April 29, 2008).
(d)(2)*	Amendment to 2008 Stock Incentive Plan, as approved at Annual Meeting of Shareholders on June 9, 2010 (incorporated herein by reference to Form 8-K of Mannatech, Incorporated filed on June 11, 2010).
(d)(3)*
Form of Stock Option Agreement for grants of Replacement Options to employees and officers pursuant to the Amended Mannatech, Incorporated 2008 Stock Incentive Plan (incorporated herein by reference to Schedule A of the Offer to Exchange which is attached hereto as Exhibit (a)(1)(A)).

(g)	Not applicable.
(h)	Not applicable.

*           Previously filed with Schedule TO on July 16, 2010.

MANNATECH, INCORPORATED
OFFER TO EXCHANGE CERTAIN OUTSTANDING STOCK OPTIONS
FOR REPLACEMENT OPTIONS
SUPPLEMENT NO. 1
Dated August [5], 2010

This Supplement No. 1 amends the Offer to Exchange Certain Outstanding Stock Options for Replacement Options, dated July 16, 2010 (the “Offer to Exchange”), that was previously provided to you by Mannatech, Incorporated (“Mannatech”, the “Company”, “we,” “us” and “our”).  This Supplement No. 1 amends certain information in connection with the offer that we are making as described in the Offer to Exchange document.  The essential terms of that offer have not changed.  This Supplement No. 1 does not replace the Offer to Exchange — be sure to read this Supplement No. 1 along with the Offer to Exchange.  Certain terms used in this Supplement No. 1 are used as defined in the Offer to Exchange.

1.      Page 3, Question 13, Section entitled “Summary Term Sheet – Questions and Answers”:   The answer to Question 13 on page 3 of the Offer to Exchange is hereby amended and replaced in its entirety with the following:

“Currently, this Exchange Offer is scheduled to expire at 8:00 a.m. Central Time on August 13, 2010, unless this Exchange Offer is extended by us.  Although we do not currently intend to do so, we may, in our sole discretion, extend the Offering Period of this Exchange Offer at any time.  If we extend this Exchange Offer, we will publicly announce the extension and the new Expiration Date no later than 8:00 a.m. Central Time on the next business day after the last previously scheduled or announced Expiration Date.  Once we confirm the expiration of the Exchange Offer, no exceptions will be made.  See Section 14 “This Exchange Offer–Extension of Exchange Offer; Termination; Amendment” for more information.”

2.      Page 4,  Question 23, Section entitled “Summary Term Sheet – Questions and Answers”:   The answer to Question 23 on page 4 of the Offer to Exchange is hereby amended and replaced in its entirety with the following:

“We expect the Replacement Option Grant Date will be August 16, 2010.  We will distribute new stock option award agreements promptly following the Expiration Date.  See Section 5 “This Exchange Offer – Acceptance of Eligible Options for Exchange; Issuance of Replacement Options.”

3.      Page 9, Section entitled “Risk Factors”: The risk factor on page 9 of the Offer to Exchange  entitled “If the share reserve under our 2008 Plan is insufficient to cover all Replacement Options, Eligible Optionholders may not be able to exchange all their Eligible Options in the Exchange Program” is hereby deleted in its entirely.

4.      Page 20, Section entitled  “This Exchange Offer”  Section 1 “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer – Expiration Date” :  The third paragraph on page 20 under the Section 1 “Eligible Options; Eligible Optionholders; Expiration Date of This Exchange Offer – Expiration Date” is hereby amended and replaced in its entirety with the following:

“For purposes of this Exchange Offer, a “business day” means any day other than Saturday, Sunday or a federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.”

5.      Page 29, Section entitled “This Exchange Offer” Section 9 “Information Concerning Us; Financial Information – Financial Information” :  The entire Section, including the table, on page 29 under the Section 9 “Information Concerning Us; Financial Information – Financial Information”  is hereby amended and  replaced in its entirety with the following:

“The financial information, including the financial statements and the notes thereto, included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010 are incorporated herein by reference.  Please see Section 16 “Additional Information” for instructions on how you can obtain copies of our SEC filings, including filings that contain our financial statements.

Below is a summary of our consolidated financial data.  The following summary of our consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and with “Part I. Financial Information” of our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010.  The selected consolidated statements of operations data for the fiscal years ended December 31, 2009 and December 31, 2008 and the selected consolidated balance sheet data as of December 31, 2009 and December 31, 2008 are derived from our audited consolidated financial statements that are included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009.  The selected consolidated statements of operations data for the fiscal quarters ended June 30, 2010 and June 30, 2009 and the selected consolidated balance sheet data as of June 30, 2010 are derived from our unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2010.  Our interim results are not necessarily indicative of results for the full fiscal year, and our historical results are not necessarily indicative of the results to be expected in any future period.

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS AND BALANCE SHEETS
(amounts in thousands, except per share data):

	Fiscal year ended December 31,		Three months ended June 30,		Six Months ended June 30,
	2009	2008	2010	2009	2010	2009
Net sales	$ 289,705	$ 332,703	$ 57,606	$ 77,644	$ 118,271	$ 148,345
Gross profit	$ 96,477	$ 134,544	$ 25,006	$ 18,935	$ 50,047	$ 44,179
Loss from operations	$ (25,594)	$ (14,499)	$ (2,129)	$ (11,058)	$ (5,021)	$ (16,737)
Net loss	$ (17,368)	$ (12,628)	$ (3,815)	$ (5,537)	$ (6,596)	$ (10,312)

Loss per share
Basic	$ (0.66)	$ (0.48)	$ (0.14)	$ (0.21)	$ (0.25)	$ (0.39)
Diluted	$ (0.66)	$ (0.48)	$ (0.14)	$ (0.21)	$ (0.25)	$ (0.39)

	As of December 31,		As of June 30,
	2009	2008	2010	2009
Current assets	$ 64,485	$ 77,522	$ 57,761	$ 64,485
Noncurrent assets	$ 37,817	$ 46,536	$ 31,595	$ 37,817
Current liabilities	$ 42,679	$ 45,516	$ 36,089	$ 42,679
Noncurrent liabilities	$ 8,339	$ 9,813	$ 8,323	$ 8,339
Shareholders’ equity	$ 51,284	$ 68,729	$ 44,944	$ 51,284

Book Value

We had a book value per share of $1.84 on June 30, 2010 (calculated using the book value as of June 30, 2010, divided by the number of outstanding shares of our Common Stock as of June 30, 2010).”

6.      Page 33, Section entitled “This Exchange Offer” Section 14 “Extension of Exchange Offer: Termination; Amendment”:  The first paragraph on page 33 under Section 14 “Extension of Exchange Offer: Termination; Amendment” is hereby amended and restated in its entirety to read as follows:

“We may, from time to time, extend the period of time during which the Exchange Offer is open and delay accepting any Eligible Options tendered to us by providing written notice of the extension to Eligible Optionholders.  If the Exchange Offer is extended or amended, we will provide appropriate notice of the extension or amendment, as applicable, and the new Expiration Date, if any, no later than 8:00 a.m. Central Time on the next business day following the previously scheduled Expiration Date. “

7.      Page 34, Section entitled “This Exchange Offer” Section 16 “Additional Information”:  The first paragraph on page 34 under Section 16 “Additional Information” is hereby amended to add the following bullet point immediately following the first bullet point that reads “Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed with the SEC on May 6, 2010”:

“ ●    Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed with the SEC on August 5, 2010.”